Smart Decision, Inc.

1825 Corporate Boulevard NW, Suite 110

Boca Raton, FL 33431

July 27, 2018

Attorney Folake Ayoola

Special Counsel Office of Information Technologies and Services

Mail Stop 4561

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Smart Decision, Inc.
Offering Statement on
Form 1-A
File No. 024-10822

Dear Ms. Ayoola:

Kindly be advised that Smart Decision, Inc. (the “Company”) requests that its Regulation A offering be qualified on Tuesday, July 31, 2018 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Adam Green

Adam Green

Chief Executive Officer